Form 40-F
period 2023-02-28
American Lithium Corp.
filed 2023-05-30
CIK 1699880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

☒ Annual report pursuant to section 13(a) or 15(d) of the securities exchange act of 1934

For the fiscal year ended February 28, 2023

Commission File Number 001-40416

American Lithium Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1030 West Georgia St., Suite 710

Vancouver, B.C., Canada V6E 2Y3

(604) 428-6128

(Address and telephone number of Registrant's principal executive offices)

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	AMLI	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒Annual Information Form	☒Audited Annual Financial Statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of February 28, 2023: 214,088,980 Common Shares, no par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐	No ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.1 ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-(b).2 ☐

____________________________

1 Check boxes are blank, pending adoption of the underlying rules.

2 Check boxes are blank, pending adoption of the underlying rules.

EXPLANATORY NOTE

American Lithium Corp. (the “Company” or “Registrant”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “LI” and the Nasdaq Capital Market (the “Nasdaq”) under the symbol “AMLI”. The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multijurisdictional disclosure system of the Exchange Act (“MJDS”). The Company is a “foreign private issuer” as defined in Rule 3b- 4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F (the “Annual Report”) and the documents incorporate by reference herein contain "forward-looking information" and “forward-looking statements” within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect management’s expectations or beliefs regarding future events and include, but are not limited to, statements regarding the business, operations, outlook and financial performance and condition of the Company; potential benefits from the acquisition of Plateau Energy Metals Inc. (“Plateau”) and its subsidiaries; plans, objectives and advancement of the TLC Lithium Property, the Falchani Lithium Project and Macusani Uranium Project (each as defined below, and collectively, the “Projects”); exploration drilling plans, in-fill and expansion drilling plans and other work plans, exploration programs and development plans to be conducted; results of exploration, development and operations; expansion of resources and testing of new deposits; environmental and social community and other permitting; timing, type and amount of capital and operating and exploration expenditures, as well as future production costs; estimation of mineral resources and mineral reserves; realization of mineral reserves; preliminary economic assessments (each, a “PEA”), including the timing for completion, and the assumptions and parameters upon which they are based, and the timing and amount of future estimated production; development and advancement of the Projects; success of mining operations; treatment under regulatory regimes; ability to realize value from the Company’s assets; adequacy of the Company’s financial resources; environmental matters, including reclamation expenses; insurance coverage; title disputes or claims, including the status of the “Precautionary Measures” filed by the Company’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the judicial appeal process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the anticipated New Uranium Regulations affecting Peru; and limitations on insurance coverage any other statements regarding the business plans, expectations and objectives of the Company; and any other information contained herein that is not a statement of historical fact. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”.

Forward-looking statements are based on management’s reasonable estimates, expectations, analyses and opinions at the date the information is provided and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, without limitation: that no significant event will occur outside the ordinary course of business of the Company; the Company’s ability to achieve its stated goals and objectives, including the anticipated benefits of the acquisition of Plateau and its subsidiaries; legislative and regulatory environment; impact of increasing competition; current technological trends; price of lithium, uranium and other metals; costs of development and advancement; anticipated results of exploration and development activities; the ability to operate in a safe and effective manner; and the ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Further, the aforementioned assumptions may be affected by the long lasting negative disruptive effects of the coronavirus (“COVID-19”) pandemic, which resulted in a widespread health crisis that continues to affect the economies and financial markets of many countries around the world, as well as the ongoing Russo-Ukrainian War, which has resulted increased volatility in commodity markets. The consequences of the COVID-19 pandemic, as well as the ongoing Russo-Ukrainian War, include global stock market and financial market volatility; operating, supply chain and project development delays and disruptions; and increased interest rates, all of which have and could further affect commodity prices, credit ratings and credit risk. The ongoing effects of the COVID-19, and any escalation of the Russo-Ukrainian War, could have a material adverse impact on the Company’s plans, operations, financial condition, and the market for its securities; however, as at the date of this Annual Report, such impact cannot be reasonably estimated. Although the Company believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since the Company can provide no assurance that such opinions and expectations will prove to be correct.

All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: the Company’s ability to achieve its stated goals, including the benefits of the acquisition of Plateau and its subsidiaries; the estimated valuation of the Company being accurate; the estimated costs associated with the advancement of the Projects; legislative changes that impact operations of the Company; risks and uncertainties relating to the COVID-19 or similar such pandemics; the anticipated New Uranium Regulations affecting Peru; risks related to the certainty of title to the properties of the Company, including the status of the “Precautionary Measures” filed by the Company’s subsidiary Macusani, the outcome of the administrative process, the judicial appeal process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including, but not limited to, local communities and all levels of government; the potential for delays in exploration or development activities and other effects due to global pandemics, such as the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; variations in mineralization reserves, grade and recover rates; changes in project parameters as plans continue to be refined; the possibility that any future exploration, development or mining results will not be consistent with expectations; risks that permits or approvals will not be obtained as planned or delays in obtaining permits or approvals; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; other risks of the mining industry; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which the Company operate; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the pandemic measures taken to reduce the spread of COVID-19 or any such future pandemics; any of which could continue to negatively affect global financial markets, including the trading price of the Company’s shares and could negatively affect the Company’s ability to raise capital and may also result in additional and unknown risks or liabilities to the Company. Other risks and uncertainties related to prospects, properties and business strategy of the Company are identified in the “Risk Factors” section of the Company’s Annual Information Form for the fiscal year ended February 28, 2023 (the “AIF”), filed as exhibit 99.1 hereto, as well as those factors detailed from time to time in the Company’s condensed interim and annual consolidated financial statements, management discussion and analysis and other recent filings that can be found at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Capitalized terms under the heading “Forward-Looking Statements” and not otherwise defined herein have the meanings given to them in the AIF.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is subject to the Public Company Accounting Oversight Board Standards. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

CAUTIONARY NOTE TO U.S. INVESTORS

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in the documents incorporated by reference herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”) and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource information included in the documents incorporated by reference herein have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes the Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United Securities and Exchange Commission (the “SEC”) applicable to United States companies. Accordingly, mineral resource and reserve information contained in the documents incorporated by reference herein may not be comparable to similar information made public by United States companies reporting pursuant to SEC reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = CDN$1.3609 on February 28, 2023 and US$1.00 = CDN$1.3628 on May 26, 2023.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended February 28, 2023 and 2022, including the report of the independent auditor thereon (the “Financial Statements”), are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (the “MD&A”) dated May 29, 2023 for the year ended February 28, 2023, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report On Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes Internal Control Over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Nasdaq Stock Market Rule 5602(c). As of the date of this Annual Report, the Company’s Audit Committee is comprised of G.A. (Ben) Binninger, Claudia Tornquist, and Carsten Korch, each of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Nasdaq Stock Market Rule 5605(a)(2). The Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the Nasdaq Stock Market Rules.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that G.A. (Ben) Binninger and Claudia Tornquist qualify as financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Nasdsaq Stock Market Rule 5605(c)(2)(A); and are independent (as determined under Exchange Act Rule 10A-3 and Nasdaq Stock Market Rule 5605(a)(2)).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Company’s Code of Conduct (the “Code”) applies to all employees, officers and members of the Board of Directors of the Company, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Company’s internet website at the following address: www.americanlithiumcorp.com/about-us/#governance.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Registrant by Ernst & Young LLP, Chartered Professional Accountants, located in Toronto, Ontario, Canada PCAOB ID# 1263) for professional services rendered in each of the years ended February 28, 2023 and February 28, 2022. During these years, Ernest & Young LLP was the Registrant’s only external auditor.

	Fiscal Year Ended February 28, 2023	Fiscal Year Ended February 28, 2022
Audit Fees	$254,120	$150,000
Audit-Related fees	-	-
Tax fees	$19,795	$44,512
All Other Fees	-	-

The Registrant’s Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Registrant’s Audit Committee may approve, from time to time, expenses made for non-audit-related services contracts. All audit and non-audit fees paid to Ernst & Young LLP for the financial year ended February 28, 2022, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The following table lists, as of February 28, 2023, information with respect to the Registrant’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	$226,361	$74,981	$151,308	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$226,361	$74,981	$151,308	-	-

nasdaq Corporate Governance

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and its common shares are listed on Nasdaq and the TSXV. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to Nasdaq Stock Market Rules are as follows:

Majority Independent Directors: The Registrant does not follow Nasdaq Stock Market Rule 5605(b)(1), which requires listed companies to have a majority of the board of directors comprised of “Independent Directors” as defined in Nasdaq Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule 5605(b)(1), the Registrant follows the rules of the TSXV.

Executive Sessions: The Registrant does not follow Nasdaq Stock Market Rule 5605(b)(2), which requires listed companies to have their Independent Directors regularly schedule meetings at which only Independent Directors are present. In lieu of following Nasdaq Stock Market Rule 5605(b)(2), the Registrant follows the rules of the TSXV.

Audit Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(c)(1), which requires listed companies to adopt a formal written audit committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor's accountability to the audit committee; and the audit committee's responsibility to ensure the independence of the outside auditor. In lieu of following Nasdaq Stock Market Rule 5605(c)(1), the Registrant follows the rules of the TSXV.

Compensation Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(d)(1), which requires listed companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Nasdaq Stock Market Rule 5605(d)(1), the Registrant follows the rules of the TSXV.

Composition of Compensation Committee: The Registrant does not follow Rule Nasdaq Stock Market 5605(d)(2), which requires listed companies to have a compensation committee comprised of at least two members, with each member being an Independent Director as defined under Nasdaq Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule 5605(d)(2), the Registrant follows the rules of the TSXV.

Independent Director Oversight of Director Nominations: The Registrant does not follow Nasdaq Stock Market Rule 5605(e)(1), which requires Independent Director involvement in the selection of director nominees, by having a nominations committee comprised solely of Independent Directors. In lieu of following Nasdaq Stock Market Rule 5605(e)(1), the Registrant follows the rules of the TSXV.

Nominations Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(e)(2), which requires listed companies to adopt a formal written nominations committee charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Nasdaq Stock Market Rule 5605(e)(2), the Registrant follows the rules of the TSXV.

Shareholder Meeting Quorum Requirements: The Registrant does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws.  In lieu of following Nasdaq Stock Market Rule 5620(c), the Registrant follows the rules of the TSXV.

The foregoing is consistent with applicable laws, customs and practices in Canada.

Notices Pursuant to Regulation BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended February 28, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Recovery of Erroneously Awarded Compensation

Not applicable.

Exhibit Index

Exhibit Number	Description
99.1	Annual Information Form dated May 29, 2023 for the fiscal year ended February 28, 2023
99.2	Audited Consolidated Financial Statements as at and for the years ended February 28, 2023 and 2023
99.3	Management’s Discussion and Analysis dated May 29, 2023 for the year ended February 28, 2023
99.4	Consent of Independent Registered Public Accounting Firm
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of Qualified Person (Ted O’Connor)
99.10	Consent of Qualified Person (John Joseph Riordan)
99.11	Consent of Qualified Person (Valentine Eugene Coetzee)
99.12	Consent of Qualified Person (Derek J. Loveday)
99.13	Consent of Qualified Person (Satjeet Pandher)
99.14	Consent of Qualified Person (Joan C. Kester)
99.15	Consent of Qualified Person (Sean Ennis)
99.16	Consent of Qualified Person (Michael Short)
101.INS*	Interactive Data File
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*To be filed by amendment.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

American Lithium Corp.

By: /s/ Simon Clarke
Name: Simon Clarke
Title: Chief Executive Officer

Date: May 30, 2023