Form 40-F/A
period 2023-02-28
American Lithium Corp.
filed 2023-06-30
CIK 1699880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Amendment No. 1

to

FORM 40-F

___________________

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
☒	Annual report pursuant to section 13(a) or 15(d) of the securities exchange act of 1934

For the fiscal year ended February 28, 2023

Commission File Number 001-40416

___________________

American Lithium Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

___________________

1030 West Georgia St., Suite 710

Vancouver, B.C., Canada V6E 2Y3

(604) 428-6128

(Address and telephone number of Registrant's principal executive offices)

___________________

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

___________________

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

Yes ☒	No ☐

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

Auditor Name: Ernst & Young LLP	Auditor Location: Vancouver, Canada	Firm ID: 1263

_________________

1 Check boxes are blank, pending adoption of the underlying rules.

2 Check boxes are blank, pending adoption of the underlying rules.

EXPLANATORY NOTE

American Lithium Corp. (the “Registrant”) is filing this Amendment No. 1 to Form 40-F (the “Form 40-F/A”) for the year ended February 28, 2023 to furnish Exhibit 101 to the Form 40-F, which provides certain items from our Form 40-F formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on May 30, 2023.

No other changes have been made to the Form 40-F other than the furnishing of the exhibit described above. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

Exhibit Index

Exhibit Number	Description
99.1*	Annual Information Form dated May 29, 2023 for the fiscal year ended February 28, 2023
99.2	Audited Consolidated Financial Statements as at and for the years ended February 28, 2023 and 2023
99.3*	Management’s Discussion and Analysis dated May 29, 2023 for the year ended February 28, 2023
99.4*	Consent of Independent Registered Public Accounting Firm
99.5*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.7*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9*	Consent of Qualified Person (Ted O’Connor)
99.10*	Consent of Qualified Person (John Joseph Riordan)
99.11*	Consent of Qualified Person (Valentine Eugene Coetzee)
99.12*	Consent of Qualified Person (Derek J. Loveday)
99.13*	Consent of Qualified Person (Satjeet Pandher)
99.14*	Consent of Qualified Person (Joan C. Kester)
99.15*	Consent of Qualified Person (Sean Ennis)
99.16*	Consent of Qualified Person (Michael Short)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously Filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

American Lithium Corp.

By: /s/ Simon Clarke
Name: Simon Clarke
Title: Chief Executive Officer

Date: June 29, 2023