Form 40-F
period 2024-02-29
American Lithium Corp.
filed 2024-05-30
CIK 1699880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

☒ Annual report pursuant to section 13(a) or 15(d) of the securities exchange act of 1934

For the fiscal year ended February 29, 2024

Commission File Number 001-40416

American Lithium Corp.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

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

Number of outstanding shares of each of the issuer's classes of capital or common stock as of February 29, 2024: 217,555,887 Common Shares, no par value.

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

Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-(b). ☐

EXPLANATORY NOTE

American Lithium Corp. (the "Company" or "Registrant") is a Canadian public company whose common shares are listed on the TSX Venture Exchange (the "TSXV") under the symbol "LI" and the Nasdaq Capital Market (the "Nasdaq") under the symbol "AMLI". The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multijurisdictional disclosure system of the Exchange Act ("MJDS"). The Company is a "foreign private issuer" as defined in Rule 3b- 4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F (the "Annual Report") and the documents incorporate by reference herein contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements regarding the business, operations, outlook and financial performance and condition of the Company; potential benefits from the acquisition of Plateau Energy Metals Inc. ("Plateau") and its subsidiaries; plans, objectives and advancement of the TLC Lithium Property, the Falchani Lithium Project and Macusani Uranium Project (each as defined below, and collectively, the "Projects"); exploration drilling plans, in-fill and expansion drilling plans and other work plans, exploration programs and development plans to be conducted; results of exploration, development and operations; expansion of resources and testing of new deposits; environmental and social community and other permitting; timing, type and amount of capital and operating and exploration expenditures, as well as future production costs; estimation of mineral resources and mineral reserves; realization of mineral reserves; preliminary economic assessments (each, a "PEA"), including the timing for completion, and the assumptions and parameters upon which they are based, and the timing and amount of future estimated production; development and advancement of the Projects; success of mining operations; treatment under regulatory regimes; ability to realize value from the Company's assets; adequacy of the Company's financial resources; environmental matters, including reclamation expenses; insurance coverage; title disputes or claims, including the status of the "Precautionary Measures" filed by the Company's subsidiary Macusani Yellowcake S.A.C. ("Macusani"), the outcome of the judicial appeal process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the anticipated New Uranium Regulations affecting Peru; and limitations on insurance coverage any other statements regarding the business plans, expectations and objectives of the Company; and any other information contained herein that is not a statement of historical fact. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "intends" and "estimates".

Forward-looking statements are based on management's reasonable estimates, expectations, analyses and opinions at the date the information is provided and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, without limitation: that no significant event will occur outside the ordinary course of business of the Company; the Company's ability to achieve its stated goals and objectives, including the anticipated benefits of the acquisition of Plateau and its subsidiaries; legislative and regulatory environment; impact of increasing competition; current technological trends; price of lithium, uranium and other metals; costs of development and advancement; anticipated results of exploration and development activities; the ability to operate in a safe and effective manner; and the ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Further, the aforementioned assumptions may be affected by the long lasting negative disruptive effects of the ongoing wars in Ukraine and the Middle-East, which has resulted increased volatility in commodity markets. The consequences of the coronavirus ("COVID-19") pandemic, ongoing global conflicts, global stock market and financial market volatility, operating, supply chain and project development delays and disruptions, and increased interest rates, have and could further affect commodity prices, credit ratings and credit risk. The ongoing effects of the ongoing wars in Ukraine and the Middle-East, could have a material adverse impact on the Company's plans, operations, financial condition, and the market for its securities; however, as at the date of this Annual Report, such impact cannot be reasonably estimated. Although the Company believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since the Company can provide no assurance that such opinions and expectations will prove to be correct.

All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: the Company's ability to achieve its stated goals, including the benefits of the acquisition of Plateau and its subsidiaries; the estimated valuation of the Company being accurate; the estimated costs associated with the advancement of the Projects; legislative changes that impact operations of the Company; risks and uncertainties relating to the COVID-19 or similar such pandemics; the anticipated New Uranium Regulations affecting Peru; risks related to the certainty of title to the properties of the Company, including the status of the "Precautionary Measures" filed by the Company's subsidiary Macusani, the outcome of the administrative process, the judicial appeal process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including, but not limited to, local communities and all levels of government; the potential for delays in exploration or development activities and other effects due to global pandemics, such as the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; variations in mineralization reserves, grade and recover rates; changes in project parameters as plans continue to be refined; the possibility that any future exploration, development or mining results will not be consistent with expectations; risks that permits or approvals will not be obtained as planned or delays in obtaining permits or approvals; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; other risks of the mining industry; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which the Company operate; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the pandemic measures taken to reduce the spread of COVID-19 or any such future pandemics; any of which could continue to negatively affect global financial markets, including the trading price of the Company's shares and could negatively affect the Company's ability to raise capital and may also result in additional and unknown risks or liabilities to the Company. Other risks and uncertainties related to prospects, properties and business strategy of the Company are identified in the "Risk Factors" section of the Company's Annual Information Form for the fiscal year ended February 29, 2024 (the "AIF"), filed as exhibit 99.1 hereto, as well as those factors detailed from time to time in the Company's condensed interim and annual consolidated financial statements, management discussion and analysis and other recent securities filings are available at www.sec.gov/edgar.

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

Capitalized terms under the heading "Forward-Looking Statements" and not otherwise defined herein have the meanings given to them in the AIF.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and the audit is subject to the Public Company Accounting Oversight Board Standards. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

CAUTIONARY NOTE TO U.S. INVESTORS

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in the documents incorporated by reference herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects ("NI 43-101") and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the "CIM Definition Standards"), as required by NI 43-101. Unless otherwise indicated, all reserve and resource information included in the documents incorporated by reference herein have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes the Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United Securities and Exchange Commission (the "SEC") applicable to United States companies. Accordingly, mineral resource and reserve information contained in the documents incorporated by reference herein may not be comparable to similar information made public by United States companies reporting pursuant to SEC reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = CDN$1.3570 on February 29, 2024 and US$1.00 = CDN$1.3636 on May 27, 2024.

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended February 29, 2024 and February 28, 2023, including the report of the independent auditor thereon (the "Financial Statements"), are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's Management's Discussion and Analysis (the "MD&A") dated May 27, 2024 for the year ended February 29, 2024, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report On Internal Control Over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company's management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The Company's management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company's internal controls over financial reporting were effective as of February 29, 2024.

Attestation Report of the Registered Public Accounting Firm

As an "emerging growth company" under the Jumpstart our Business Startups Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires that a public company's registered public accounting firm provide an attestation report relating to management' assessment of internal control over financial reporting.

Changes Internal Control Over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Nasdaq Stock Market Rule 5605(c). As of the date of this Annual Report, the Company's Audit Committee is comprised of G.A. (Ben) Binninger, Claudia Tornquist, and Carsten Korch, each of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Nasdaq Stock Market Rule 5605(a)(2). The Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the Nasdaq Stock Market Rules.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that G.A. (Ben) Binninger and Claudia Tornquist qualify as financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Nasdaq Stock Market Rule 5605(c)(2)(A); and are independent (as determined under Exchange Act Rule 10A-3 and Nasdaq Stock Market Rule 5605(a)(2)).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Company's Code of Conduct (the "Code") applies to all employees, officers and members of the Board of Directors of the Company, including the CEO and CFO.  Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code.  A copy of the Code can be found on the Company's internet website at the following address: www.americanlithiumcorp.com/about-us/#governance.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Registrant by Davidson & Company LLP, Chartered Professional Accountants, located in Vancouver, British Columbia, Canada (PCAOB ID# 731) for professional services attributable to the year ended February 29, 2024 and the year ended February 28, 2023.

	Fiscal Year Ended February 29, 2024	Fiscal Year Ended February 28, 2023
Audit Fees	$212,500	$137,500
Audit-Related fees	-	-
Tax fees	-	-
All Other Fees	-	-

The Registrant's Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Registrant's Audit Committee may approve, from time to time, expenses made for non-audit-related services contracts. All audit fees paid to Davidson & Company LLP for the financial year ended February 29, 2024, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading "Off-Balance Sheet Arrangements" contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The following table lists, as of February 29, 2024, information with respect to the Registrant's known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	$116,919	$39,013	$77,906	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$116,919	$39,013	$77,906	-	-

NASDAQ CORPORATE GOVERNANCE

The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under Exchange Act and its common shares are listed on Nasdaq and the TSXV. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Registrant's governance practices differ from those followed by domestic companies pursuant to Nasdaq Stock Market Rules are as follows:

Majority Independent Directors: The Registrant does not follow Nasdaq Stock Market Rule 5605(b)(1), which requires listed companies to have a majority of the board of directors comprised of "Independent Directors" as defined in Nasdaq Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule 5605(b)(1), the Registrant follows the rules of the TSXV.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended February 29, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

EXHIBIT INDEX

Exhibit Number	Description

97.1	Incentive Compensation Recovery Policy

99.1	Annual Information Form dated May 27, 2024 for the fiscal year ended February 29, 2024

99.2	Audited Consolidated Financial Statements as at and for the years ended February 29, 2024 and February 28, 2023

99.3	Management's Discussion and Analysis dated May 27, 2024 for the year ended February 29, 2024

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Qualified Person (John Joseph Riordan)

99.10*	Consent of Qualified Person (Valentine Eugene Coetzee)

99.11	Consent of Qualified Person (Aveshan Naidoo)

99.12	Consent of Qualified Person (Derek Loveday)

99.13	Consent of Qualified Person (Mariea Kartick)

99.14	Consent of Qualified Person (Satjeet Pandher)

99.15	Consent of Qualified Person (Joan C. Kester)

99.16	Consent of Qualified Person (Sean Ennis)

99.17	Consent of Qualified Person (Ted O'Connor)

99.18	Consent of Qualified Person (Michael Short)

99.19*	Consent of Qualified Person (David Alan Thompson)

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

Date: May 29, 2024