Form 40-F/A
period 2024-02-29
American Lithium Corp.
filed 2024-05-31
CIK 1699880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

American Lithium Corp. (the "Company" or "Registrant") is a Canadian public company whose common shares are listed on the TSX Venture Exchange under the symbol "LI" and the Nasdaq Capital Market under the symbol "AMLI". The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multijurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b- 4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on May 30, 2024 (the “Form 40-F”), to file (i) the consents of Valentine Eugene Coetzee and David Alan Thompson, which were previously unavailable, and (ii) Exhibit 101, which provides certain items from our Form 40-F formatted in eXtensible Business Reporting Language, which was previously unavailalble. This Form 40-F/A speaks as of the orginal time of filing the Form 40-F and does not reflect events that may have occurred subseqent to such filing. No other amendments are being made to the Form 40-F as originally filed.

EXHIBIT INDEX

Exhibit Number	Description
97.1*	Incentive Compensation Recovery Policy

99.1*	Annual Information Form dated May 27, 2024 for the fiscal year ended February 29, 2024

99.2*	Audited Consolidated Financial Statements as at and for the years ended February 29, 2024 and February 28, 2023

99.3*	Management's Discussion and Analysis dated May 27, 2024 for the year ended February 29, 2024

99.4*	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9*	Consent of Qualified Person (John Joseph Riordan)

99.10	Consent of Qualified Person (Valentine Eugene Coetzee)

99.11*	Consent of Qualified Person (Aveshan Naidoo)

99.12*	Consent of Qualified Person (Derek Loveday)

99.13*	Consent of Qualified Person (Mariea Kartick)

99.14*	Consent of Qualified Person (Satjeet Pandher)

99.15*	Consent of Qualified Person (Joan C. Kester)

99.16*	Consent of Qualified Person (Sean Ennis)

99.17*	Consent of Qualified Person (Ted O'Connor)

99.18*	Consent of Qualified Person (Michael Short)

99.19	Consent of Qualified Person (David Alan Thompson)

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously filed with the Company's annual report on Form 40-F as filed with the Securities and Exchange Commission on May 30, 2024

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AMERICAN LITHIUM CORP.

By: /s/ Simon Clarke
Name: Simon Clarke
Title: Chief Executive Officer

Date: May 31, 2024